20123 MILANO Piazza degli Affari, 2

CONFIDENTIAL TREATMENT REQUESTED

May 10, 2006

Ms. Cecilia D. Blye
Mr. James Lopez

Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Telecom Italia S.p.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed May 27, 2005
File No. 1-13882

Dear Ms. Blye and Mr. Lopez:

     We are responding to your letter dated April 6, 2006, setting forth comments of the staff of the Office of Global Security Risk of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) to the annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”), which was filed with the Commission on May 27, 2005.

     We appreciate, as discussed with our counsel on April 12 and 19, 2006, your willingness to discuss these comments and the information gathered in response to these comments. As you requested on April 19, 2006, in addition to your comments, in this letter we also discuss our contacts with Syria and Sudan. We appreciate your understanding in affording us the time necessary to prepare our responses.

Telecom Italia S.p.A.	Sede Legale: Piazza degli Affari, 2 – 20123 Milano Direzione Generale-Sede Secondaria: Corso d’Italia, 41 – 00198 Roma

Codice Fiscale, Partita IVA, Iscrizione al Registro delle Imprese di Milano: 00488410010 Capitale Sociale € 10.668.131.549,35

Casella Postale MILANO 1897 – CAP 20121 Telefono: +39 02 85951 Telefax: +39 02 801004

CONFIDENTIAL TREATMENT REQUESTED

     Our responses to the Staff’s comments on the 2004 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text, furthermore we have used captions in our responses which follow each comment. Capitalized terms used and not defined herein have the meanings set forth in the 2004 Form 20-F.

     In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

  Telecom Italia is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission; Staff comments or changes to this disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Telecom Italia may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
1.	We note from page 31 of your 20-F that you made investments in Etec S.A. totaling $31.5 million in 2004 and that, based on public media reports, Etec S.A. is a state-owned telecommunications company located in Cuba. We also note public media reports that you may have existing or anticipated operations associated with Iran. Cuba and Iran are identified as state sponsors of terrorism by the U.S. State Department and subject to U.S. economic sanctions. Please address the materiality of your contacts with Cuba and Iran in light of their status as state sponsors of terrorism. Your response should describe your current, historical and anticipated operations in, and contacts with, Iran and Cuba, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements. Also, please discuss as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

     We are a minority shareholder of Empresa de Telecomunicaciones de Cuba, S.A. (“ETECSA”) and we understand that the Staff’s comment relating to our operations associated with Iran, Syria and Sudan was based on the list of our roaming partners published by the web site gsmworld.com. The following is a discussion of our operations and activities related with Cuba, Iran, Syria and Sudan (collectively the “Designated Countries”). We analyze the quantitative and qualitative materiality of our operations and activities related to the Designated Countries in our response to comment 2.

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   Activities relating to Cuba

     The only activities we have that, to our knowledge, relate in any way to Cuba are: (i) our minority shareholding in ETECSA, (ii) our providing of technical services to ETECSA, (iii) our mobile roaming agreement with ETECSA and (iv) ordinary course of business revenues and expenses related to calls from Cuba to our networks and from our networks to Cuba, including in connection with our roaming agreement with ETECSA. Included within clauses (iii) and (iv) will be revenues and expenses incurred by a subsidiary and an associated company of Telecom Italia. The following is a discussion of our shareholding and contractual arrangements with ETECSA, including the provision of technical services to ETECSA. We will discuss the roaming agreement and the revenues relating to calls to and from Cuba together with our activities relating to the other Designated Countries.

     Shareholding in ETECSA

     We hold, through our wholly owned subsidiary Telecom Italia International N.V. (“TI International”), formerly known as STET International Netherlands N.V., a 27% interest in ETECSA. An initial stake of 12.25% in ETECSA was acquired in 1995, when Old Telecom Italia, prior to its privatization, was controlled by the Italian Government. Such initial stake was acquired indirectly when Old Telecom Italia acquired, for approximately U.S.$ 291 million, a 25% stake in the Mexican company CITEL S.A. de C.V., which owned 49% of ETECSA. In February 1997 STET International Netherlands N.V. transformed its indirect interest in ETECSA into a direct investment and increased such interest to 29.29% . The acquisition price for such further 17.04% stake in ETECSA was U.S.$291.6 million.

     On December 16, 2003, ETECSA became, by merging the local mobile operators Cubacel and C-Com into ETECSA, an integrated telecommunication operator active in both the wireline and mobile sectors. As a result of the mergers, our stake in ETECSA was reduced to 27%. The shareholders of the companies involved in the mergers agreed to the mergers on October 1, 2003. The agreements also provided for the granting to ETECSA of an extended license for rendering fixed line and mobile services up to December 31, 2023. In respect of the new license, a total fee of U.S.$185.18 million was to be paid within one year by ETECSA. The payment of the fee was financed through several capital increases underwritten by each shareholder. The following are the capital increases which have occurred since December 16, 2003:

  On December 16, 2003 a capital increase of U.S.$35.9 million was made through the issue of new shares with a par value of U.S.$144,190 each. TI International proportionally subscribed to its share of the capital increase for U.S.$9.8 million.

CONFIDENTIAL TREATMENT REQUESTED
  On March 4, 2004, a capital increase, of U.S.$23.8 million, was made through the issue of new shares with a par value U.S.$144,190 each. TI International proportionally subscribed to its share of the capital increase for U.S.$6.3 million.

  On May 20, 2004, a capital increase of U.S.$31.6 million was made through the issue of new shares with a par value of U.S.$144,190 each. TI International proportionally subscribed to its share of the capital increase for U.S.$8.5 million.

  On June 14, 2004, a further share capital increase, of U.S.$61.9 million, was made through the issue of new shares with a par value of U.S.$144,190 each. TI International proportionally subscribed to its share of the capital increase of U.S.$16.7 million.

     The remaining amount of the fee, approximately U.S.$ 32 million, was paid directly by ETECSA to the Cuban Government before December 2004.

     TI International subscribed its part of such capital increases through capitalization of its dividends paid by ETECSA. Following these capital increases TI International’s shareholding in ETECSA remained unchanged at 27%. All of the foregoing information has been disclosed in previous Annual Reports on Form 20-F (see, for example, the disclosure on page 67 of the Old Telecom Italia Annual Report on Form 20-F for the year ended December 31, 2000, page 77 of the Annual Report on Form 20-F/A for the year ended December 31, 2003 and page 31 of the 2004 Form 20-F).

     As of December 31, 2005, our net equity investment in ETECSA was carried on our balance sheet under IFRS at €329 million.

     ETECSA Corporate Governance

     The Cuban Government, through Telefonica Antillana S.A. controls 51% of the share capital of ETECSA. [OMITTED] Although we are a minority shareholder, because of a shareholders’ agreement entered into in connection with our initial investment in ETECSA in 1995, subsequently renewed in 2003 (as renewed, the “Shareholders Agreement”), we have the right to elect the majority of the members of the board of directors of ETECSA on alternate years and to elect certain senior managers, including: the Vice-President, the Chief Financial Officer, the Strategy and Quality Officer, the International Business

CONFIDENTIAL TREATMENT REQUESTED

Officer and the Deputy Mobile Business Officer. [OMITTED]

     Technical Services Agreements

     In 1995, ETECSA and STET International entered into an agreement, then modified in 1997 at the time we converted our indirect investment into a direct investment (the “1997 Technical Services Agreement”) pursuant to which we agreed to provide ETECSA with technical assistance.

     As of March 29, 2002, we entered into a new technical services agreement with ETECSA (the “2002 Technical Services Agreement”), which replaced the 1997 Technical Services Agreement. The 2002 Technical Services Agreement became effective as of January 1, 2002 and will expire at the end of 2006. Pursuant to the 2002 Technical Services Agreement we have provided ETECSA with:

  General stand-by assistance for innovation initiatives and new technologies. This is provided through employees of our Group. For this assistance we receive from ETECSA an annual lump sum fee of U.S.$900,000.

  Project specific assistance for projects such as VoIP service introduction and OSS systems development. ETECSA and Telecom Italia agree upon the projects on a yearly basis. The assistance is provided by dedicated working groups comprising employees of ETECSA and of the Telecom Italia Group. For this assistance we receive fees which vary in accordance with the number of human resources involved and the complexity of the projects.

  Other services such as training, licenses (programs, specific software). We receive a fee of U.S.$15,000 per week for training courses provided in Telecom Italia facilities.

     In connection with the mergers of the Cuban mobile businesses with ETECSA which we disclose above, on January 1, 2004 we entered into an agreement with ETECSA (the “Mobile Technical Services Agreement” and, together with the 2002 Technical Services Agreement, the “Technical Services Agreements”) to provide ETECSA with technical services and assistance for its mobile business. The Mobile Technical Services Agreement became effective as of January 1, 2004 and will expire at the end of 2009. The services provided by us under the Mobile Technical Services Agreement include consulting services for technical, information technologies and marketing. The main focuses of the services provided so far under the Mobile Technical Services Agreement are:

CONFIDENTIAL TREATMENT REQUESTED
  optimization of the GSM network;

  support in the installation of GPRS (General Packet Radio Service);

  international Roaming, with a particular focus on roaming and interconnection on GPRS and MMS (Multi Media Service);

  implementation of value added services;

  revenue assurance;

  support in the installation of a prepaid platform.

     To provide the services contemplated by the Mobile Technical Services Agreement, the Mobile Technical Services Agreement requires a maximum of 37 months of consulting to be provided mainly in Cuba by employees of Telecom Italia or of other companies of the Telecom Italia Group every year. Pursuant to the Mobile Technical Services Agreement, we receive a fee of €950,000 per year. The fee includes the cost sustained by us for the provision of the services.

     Financial disclosures

     Because of our stake in ETECSA, we have disclosed revenues and expenses under Italian GAAP in our annual reports on Form 20-F as related party transactions under Item 7 of the 2004 Form 20-F. Page 223 of the 2004 Form 20-F and Note 25 of the Notes to the 2004 Consolidated Financial Statements included therein disclosed the following:

  under operating revenues: €9 million from ETECSA in 2004; and

  under costs of materials and other external charges: telecommunication service costs from ETECSA in 2004, 2003 and 2002 of, respectively, €123 million, €112 million and €77 million.

     Similar disclosures will be included in the Related Party footnote to the 2005 Consolidated Financial Statements prepared under IFRS to be included in the 2005 Form 20-F.

     Future plans relating to our stake in ETECSA

     We have no present intention to change our current shareholding in ETECSA. [OMITTED]

CONFIDENTIAL TREATMENT REQUESTED

[OMITTED].

     Activities relating to Iran, Sudan and Syria, the roaming agreement with ETECSA and calls to and from Cuba.

     The only activities we have that, to our knowledge, relate in any way to Iran, Sudan and Syria are: (i) roaming agreements with local mobile phone operators: Mobile Company of Iran (MCI), Tehran, Iran and Telecommunication Kish Co. (TKC) Kish Island, in Iran, Sudanese Mobile Telephone Co. Ltd. (MobiTel) and Bashair Telecom Co. Ltd (Areeba) in Sudan and Syriatel Mobile Telecom S.A. and Spacetel Syria S.A. (Areeba) in Syria and, (ii) the revenues and expenses related to calls from such countries to our networks and from our networks to such countries including in connection with our roaming agreement. Furthermore we have roaming agreements with ETECSA in Cuba and have revenues and expenses related to calls from Cuba to our networks and from our networks to Cuba including in connection with our roaming agreements.

     In addition to these normal course of business arrangements, TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), a wholly owned subsidiary of Telecom Italia, and Nortel Inversora S.A. (“Nortel”), one of our equity investees, also have ordinary course of business arrangements with ETECSA. We have an equity stake in Nortel, which has an equity stake in Telecom Argentina. See Annex A hereto for copies of correspondence prepared by Nortel in response to similar comments from the Staff.

     Roaming agreements

     We operate the largest mobile network in Italy. We also have a large mobile operation in Brazil managed through our Brazilian holding company, TIM Brasil. It is pursuant to roaming agreements that a mobile subscriber is able to use his or her mobile phone on a network different from mobile user’s home network. The following is the definition of roaming that we provide in the glossary on page 103 of the 2004 Form 20-F:

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     Roaming: A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract.

     Because we cover virtually the entire Italian territory, our roaming agreements are only with operators of networks outside of Italy. Like all major mobile networks, in response to the competition and customers’ demands, we have entered into roaming agreements with many foreign mobile networks.

     As of December 31, 2005, roaming agreements had been entered into with 446 operators in over 193* countries, allowing customers to make and receive calls abroad.

     The Designated Countries are four of the 193 countries in which our mobile customers may use their mobile phones pursuant to roaming agreements. The operators in the Designated Countries with which we have roaming agreements are seven out of the 446 operators with which we have roaming agreements. Entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator. Roaming agreements are, including those relating to the Designated Countries, on standard terms and conditions.

     Roaming agreements are, generally, reciprocal. Pursuant to a roaming agreement our mobile customers may, when in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network. Likewise, when a customer of such Foreign Network is in Italy, such customer may make and receive calls using our network or the network of other mobile operators in Italy if this foreign Network has International Roaming Agreement with other Italian Operators.

     The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement. Then, we will bill our end customers according to the specific tariff plan of the subscription they have signed with us. Likewise, Telecom Italia bills the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our network according to their specific offer to their customer base. Roaming contracts do not, generally, contemplate other fees or disbursements.

[OMITTED]

* In this calculation Federal States are not considered as one single country (eg. for example, the U.S. are considered as 50 countries).

CONFIDENTIAL TREATMENT REQUESTED

[OMITTED]

     Revenues from calls to and from the Designated Countries

     Like every modern telecommunication operator, the customers of both our fixed line and mobile networks can place and receive calls from foreign networks. When a call from a foreign network is placed to one of our customers, we receive a fee from the foreign network. Likewise, when a customer places a call from our networks to a foreign network, we owe a fee to the foreign network. Because, in our case, incoming and outgoing international traffic is, generally, relatively equal, the net payments and charges relating thereto are generally negligible. We disclose the fact that we derive revenues from foreign telecommunications operators for incoming calls to our networks on page 50 of our 2004 Form 20-F.

[OMITTED]

2.	In preparing your response please address materiality in quantitative terms, including the approximate dollar amount of revenues and assets associated with Cuba and Iran. Please include in your discussion of quantitative materiality the significance of your investment in Etec in light of the potentially material adverse effect on your consolidated financial position or results of operations that the litigation described on page 241 of your Form 20-F would have if decided adversely to you. Your response should also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund asset invested in, and/or permitting divestment of state pension fund assets from companies that do business with countries identified as state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contact with Cuba or persons located in Cuba. Among any other underlying factors that you deem relevant to you qualitative materiality analysis, please address that

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March 2004 request by Reporters Without Borders to meet with your management concerning “the problems arising from [Telecom Italia’s] investment in Cuban telecommunications.”

     Quantitative analysis

     As you request, before our quantitative analysis, please note the following disclosure which updates the ETECSA litigation disclosed on page 242 of the 2004 Form 20-F which will be included in Note 25 – Commitments and Potential Liabilities of the Notes to the 2005 Consolidated Financial Statements to be included in our 2005 Form 20-F:

     “Since 2002, Banco Nacional de Comercio Exterior (“Bancomext”) has accused ETECSA and Telan (majority shareholder of ETECSA, controlled by the Cuban government) of non-performance of alleged payment and guarantee obligations amounting to U.S.$300 million established in a series of contracts between ETECSA, Telan, BanCuba (Central Bank of Cuba), Intesa BCI and Bancomext.

     These accusations were the subject of an action brought by Bancomext before the Italian courts and of an international arbitration proceeding subsequently initiated by Telan and ETECSA, in which they pleaded that performance was impossible owing to a Cuban legislative measure prohibiting actions aimed at satisfying Bancomext’s claim.

     In the award issued on August 5, 2004, the arbitration board:

  upheld ETECSA’s argument that it was neither a debtor of Bancomext nor a guarantor of Telan;

  nonetheless determined that ETECSA remained obligated to satisfy the obligations to Bancomext deriving from the loan contract and, to restore the procedure envisaged for the payment of dividends belonging to Telan with a view to satisfying Bancomext. This decision, whose effects are retroactive, would oblige ETECSA to transfer around U.S.$147 million to Telan, paying the sum into an escrow account in Bancomext’s name.

     ETECSA applied to the Paris Court of Appeal to declare the award null and void. In the meantime the Rome Court of Appeal, acting on a request from Bancomext, declared the award to be enforceable in Italy. The proceeding in the French courts is still pending.

     ETECSA challenged the recognition of the award in Italy. On May 3, 2005, Bancomext sent notice of the award to ETECSA and Telan, together with a request for payment of an amount equal to the dividends distributed to Telan from April 2002 on. The related enforcement proceedings, undertaken by Bancomext at

CONFIDENTIAL TREATMENT REQUESTED

Telecom Italia, Telecom Italia Sparkle and TIM Italia, were suspended, however, in the light of a challenge filed by ETECSA to recognition of the award’s enforceability in Italy.

     In November 2005, at the conclusion of the first-level trial initiated by Bancomext before the Italian courts, the Court of Turin ordered ETECSA to pay Bancomext damages of approximately U.S.$168 million and to restore the mechanism for the payment of dividends belonging to Telan, as contractually provided. ETECSA has appealed the first-level judgment.

     After the decision of the Court of Turin was published, in December 2005, Bancomext applied to the Court of Milan for the revival of the enforcement proceeding and the assignment of the seized goods. With this act Bancomext requested the court to convert the sequestration at Telecom Italia of the Company’s claims on ETECSA, which the Court of Turin had ordered in 2002 as a precautionary measure, into seizure and to assign Bancomext the sum of €2.8 million due by Telecom Italia to ETECSA.

     ETECSA has challenged the enforcement proceeding initiated by Bancomext against ETECSA at Telecom Italia and the related trial is now pending.

     In the meantime Telecom Italia International (in possession of a letter from the Cuban government relieving it of any injury arising from the reward) has asked the Cuban government, Bancuba and Telan to take every necessary step to avoid harmful consequences for its affiliate ETECSA, reserving its right to take protective action.”

     Notwithstanding the hold harmless letter from the Cuban government, if all pending litigations are decided against ETECSA and Telecom Italia, any amount due by Telecom Italia or that will fall due for the time period decided by the Court may be seized by Bancomext.

     In quantitative terms, as is evident from the information provided by our response to comment 1, we believe that none of our activities relating to the Designated Countries is material. As we have only a 27% stake in ETECSA we account for it using the equity method. Therefore, any accounting impact relating to ETECSA relates to our share in its net income and any impact that there may be on our shareholders’ equity regarding our investment in ETECSA. [OMITTED] As of December 31, 2005 our net investment in ETECSA of €329 million represented less than 5/10 of 1% of our non-current assets and less than 4/10 of 1% of our total assets. In addition, total revenues received by Telecom Italia and its consolidated subsidiaries from contractual

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arrangements and normal course of business arrangements with ETECSA are deminimis with respect to our consolidated revenues for 2005.

     The net revenues from the roaming agreements and calls placed from the other Designated Countries to our networks are not material with respect to our consolidated revenues in 2005.We note that such agreements and payments with respect to international telecommunications (other than between Cuba and the United States) are exempted by statute from economic sanctions, and are thus consistent with the policies of our U.S. investors’ homeland and with the activities of listed U.S. telecommunications companies.

     Qualitative analysis

     The focus of the letter from Reporters Without Borders (“RWB”) of March 25, 2004 was on our role in the choices of the Cuban Government on internet access and press independency in Cuba. We addressed the concerns of RWB in a meeting which took place on September 24, 2004. The following issues where discussed at the meeting:

  Although it has the corporate governance prerogatives discussed in our response to comment 1 under “Cuba, ETECSA corporate governance”, Telecom Italia is a minority shareholder in ETECSA and as such it is unable to take unilateral decisions. In particular the Shareholders Agreement sets forth a complete and absolute responsibility of the Cuban shareholders’ nominees in relation to all company’s activities connected with the national security.

  ETECSA is bound by the laws and regulations of Cuba and it is required to comply with the laws and regulations that apply to internet access. As a telecommunication operator, ETECSA maintains a neutral role on the nature of information conveyed through the internet. ETECSA limits its actions to the development and management of the network.

  There are constraints to internet penetration in Cuba which are independent of ETECSA, namely the fact that there are no wireline connections between Cuba’s national Intranet and global Internet and the limited purchasing power of the population.

  Telecom Italia fully supports ETECSA’s management in its efforts to reduce the information gap that divides Cuba from other countries by promoting the penetration of both fixed and mobile lines. The fact that ETECSA is an integrated telecommunications operator, improved the homogenization and innovation of services. Such improvement is expected to increase internet penetration.

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     In qualitative terms, we do not believe our current activities relating to Iran, Sudan and Syria and, to the extent that they relate to normal course of business telecommunications services between our networks and those of ETECSA as it relates to calls to and from Cuba, would be material to a reasonable investor in making an investment decision about our shares. We believe that any reasonable investor would expect a major telecommunication operator such as Telecom Italia to receive revenues and to make payments to other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including countries identified as state sponsors of terrorism by the U.S. State Department. Identical activities and transactions are, of course, undertaken by listed U.S. telecommunications operators, which receive licenses for Cuban telecommunications payments related to U.S.-Cuban traffic from the U.S. Department of the Treasury’s Office of Foreign Assets Control in conformity with U.S. foreign policy. The telecommunications traffic between Cuba and other countries that is carried by listed U.S. telecommunications companies is exempt from U.S. Cuba sanctions by statute. We believe that any reasonable investor would construe the roaming agreements and the revenues and charges related to calls to and from any foreign country as simply being in the ordinary course of business.

     For all of the foregoing reasons, we do not propose to include any disclosure relating to normal course of business arrangements with the Designated Countries relating to roaming arrangements or the fact that we have revenues and charges in connection with international calls other than the general disclosure on these topics already included in the 20-F.

     We believe that our stake in ETECSA is qualitatively material to a reasonable investor. Our belief is reflected in the fact that we have included disclosure regarding ETECSA in every annual report on Form 20-F that we have filed with the Commission. We propose to continue to disclose our stake in ETECSA in our annual reports on Form 20-F to be filed with the Commission. Annex B hereto includes the disclosure we expect to include in our 2005 Form 20-F. We believe this disclosure highlights the principal aspects of our relationship with Cuba and addresses the comments of the Staff. The Company’s timetable for filing the 2005 20-F is to make such filing on or around May 15, 2006. We recognize that this provides the staff with only a short time to review this letter but your cooperation, if possible, to provide us with any comments on our proposed disclosure would be most appreciated. We understand that the staff could have further comments after reviewing this submission.

     For the foregoing reasons, with the exception of our current disclosure and the proposed, disclosure in Annex B hereto, we would not propose to include additional disclosure about our ordinary course of business activities relating to Cuba in our future filings with the Commission.

*      *      *      *

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     This letter contains confidential business and financial information and is submitted to the Staff on a confidential basis. Telecom Italia hereby requests, pursuant to Rule 83 of the Commission’s Rule on Information and Requests, 17 C.F.R. §200.83(c), that the designated portions of this letter be afforded confidential treatment under the Freedom of Information Act. Please notify the undersigned, Enrico Parazzini, Telecom Italia S.p.A., Piazza degli Affari 2, 20123 Milan, Italy, or our counsel, Jeffrey M. Oakes, Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG, United Kingdom, of any request for disclosure of this letter pursuant to the Freedom of Information Act. We would like to express our appreciation for your co-operation in these matters and we are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Milan at 011-39-02 85954090; or fax: 011-39-02 85954097 or our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 or fax: 011- 44-20-7418-1049.

Very truly yours,

/s/ Enrico Parazzini

Enrico Parazzini
Chief Financial Officer

ANNEX A

January 19, 2006

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A.
Form 6-K
Filed December 1, 2005
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 29, 2005
(File No. 1-14270)

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

     This letter responds to the comments of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Office of Global Security Risk dated December 29, 2005 (the “Comment Letter”) regarding the above-referenced filings on Form 6-K (the “6-K”) and Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

     Set forth below are responses to the comments of the Office of Global Security Risk, as set forth in the Comment Letter.

     1. We note the reference to Etec S.A. (Cuba) on page 25 of your Form 6-K filed December 1, 2005. The table on page 25 states that Etec S.A. transacts in international calls to and/or from Cuba, which is identified as a state sponsor of terrorism by the U.S. State Department and subject to asset controls administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. We note that the Form 20-F does not contain any information relating to operations in, or contacts with, Cuba. With a view to disclosure, please describe in reasonable detail such operations or contacts, and discuss their materiality to you in light of Cuba’s

Ms. Cecilia D. Blye	2	January 19, 2006

status as a state sponsor of terrorism. Please also discuss whether the operations constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, and contacts with, Cuba, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

     2. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, such as the approximate dollar amount of revenues, assets and liabilities associated with Cuba, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Cuba.

     The Company does not believe that the operations of Empresa Nacional de Telecommunicaciones de Cuba S.A. (“Etec”) pose a material investment risk to our security holders. Etec is the exclusive operator for national and international fixed line telecommunications services in Cuba. The Company has no direct or indirect ownership interest in Etec, and has no business relationship with Etec other than as described below. The Company has no assets in Cuba. The Company receives revenue for the termination of calls on the network of the Company’s direct subsidiary, Telecom Argentina, when residents of Cuba call residents of Argentina. For the nine months ended September 30, 2005, the Company received revenue in the amount of P$237,000, or 0.006% of the Company’s total revenue. For the year ended December 31, 2004, the Company received revenue in the amount of P$175,000, or 0.004% of the Company’s total revenue. Similarly, Etec charges the customers of Telecom Argentina for terminating calls on Etec’s network made by residents of Argentina to residents of Cuba. As disclosed in the 6-K, for the nine months ended September 30, 2005, these termination charges accounted for P$4 million, or 0.11% of the Company’s cost of services, general and administrative and selling expenses. As disclosed in the 20-F, for the year ended December 31, 2004, these termination charges accounted for P$3 million, or 0.07% of the Company’s cost of services, general and administrative and selling expenses.

     Based on the percentage of the Company’s cost services, general and administrative and selling expenses, the Company does not consider its costs

Ms. Cecilia D. Blye	3	January 19, 2006

owed to Etec to be material. As discussed above, the Company incurs such costs because customers of Telecom Argentina place calls to residents of Cuba. As such, the Company does not believe that the nature of its relationship with Etec is material or likely to have an adverse impact on the Company’s reputation. The Company expects to continue incurring such costs, as they represent normal course of business calls for Telecom Argentina’s customers making calls to residents of Cuba.

     Please note that the 20-F contains the same disclosure as set forth in the 6-K, with the exception that the jurisdiction of Etec is not set forth. The 6-K includes Etec in note 7 (related party transactions) to the financial statements due to the fact that Etec may be deemed a related party of the Company in accordance with the laws of Argentina.

     The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are grateful for your assistance in this matter. A representative of the Company will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me (at 011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (650-752-2007) of Davis Polk & Wardwell, the Company’s counsel.

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi
General Manager and Sole Officer
(Principal Executive Officer and Principal
Financial Officer)

cc:	Julia K. Cowles Davis Polk & Wardwell

April 18, 2006

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A.
Form 6-K
Filed December 1, 2005
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 29, 2005
(File No. 1-14270)

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

     This letter responds to the comments of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Office of Global Security Risk dated March 22, 2006 (the “Comment Letter”) regarding the above-referenced filings on Form 6-K (the “6-K”) and Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

     Set forth below are responses to the comments of the Office of Global Security Risk, as set forth in the Comment Letter.

     1. We note your response to our prior comments. In light of your statement that you have “no direct or indirect ownership interest in Etec,” please explain the aspects of your relationship with Etec whereby it may be deemed a related party of Nortel Inversora.

     2. In light of the statement in your response that Etec may be deemed a related party, and in light of Cuba’s status as a country identified by the U.S. as a state sponsor of terrorism and subject to OFAC-administered asset controls, please address the qualitative materiality of your relationship with Etec in conjunction with Etec’s role in Cuba’s infrastructure, including its

Ms. Cecilia D. Blye	2	April 18, 2006

status as the exclusive operator for national and international fixed line telecommunications services in Cuba.

     Under Argentine law, Empresa Nacional de Telecommunicaciones de Cuba S.A. (“Etec”) may be deemed a related party of the Company because the Company’s indirect 17.5% shareholder, Telecom Italia International, also owns 27% of the common stock of Etec. As disclosed in the 20-F, Telecom Italia International indirectly owns 17.5% of the Company through its holding in Sofora Telecommunicaciones S.A. (“Sofora”), an Argentine holding company which owns 100% of the common stock of the Company. Telecom Italia S.p.A., which owns 100% of the common stock of Telecom Italia International, owns an additional 32.5% of Sofora’s stock.

     In light of the indirect relationship between the Company and Etec and the limited nature of the business that the Company conducts with Etec, the Company does not believe that its relationship with Etec is material on either a quantitative or a qualitative basis. Etec is deemed a related party of the Company under Argentine law solely due to an investment in Etec by one of the Company’s indirect shareholders. As explained in detail in our letter dated January 19, 2006, there is no business between Etec and the Company other than revenues arising in the ordinary course of operating an international telecommunications network, namely, termination charges relating to the initiation by, or receipt of, telephone calls by residents of Argentina that are customers of the company’s subsidiary, Telecom Argentina. Notwithstanding Etec’s status as the exclusive operator for national and international fixed line telecommunications services in Cuba, the Company does not believe that its limited relationship with Etec is likely to have an adverse impact on the Company’s reputation or share value, or that a reasonable investor would deem the Company’s relationship with Etec important in making an investment decision.

      The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are grateful for your assistance in this matter. Please do not hesitate to call me (at 011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (650-752-2007) of Davis Polk & Wardwell, the Company’s counsel.

Ms. Cecilia D. Blye	3	April 18, 2006

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi General Manager and Sole Officer (Principal Executive Officer and Principal Financial Officer)

cc:	Julia K. Cowles
Davis Polk & Wardwell

ANNEX B

Proposed disclosure in 2005 Form 20-F

     Through Telecom Italia International we hold a 27% interest in ETECSA, the monopoly provider of fixed line and mobile telecommunications services in Cuba. Old Telecom Italia obtained an initial stake of 12.25% in ETECSA in 1995, when, prior to its privatization by the Italian government, Old Telecom Italia acquired, for approximately U.S.$291 million, a 25% stake in a Mexican telecommunications company which owned 49% of ETECSA. In February 1997, Old Telecom Italia converted its indirect stake in ETECSA into a direct investment and increased its interest to 29.29% . The acquisition price for such further 17.04% stake in ETECSA was U.S.$ 291.6 million. In connection with the merger of the local mobile operators into ETECSA to form an integrated provider of telecommunications services we participated in a series of capital increases proportionate to our share ownership. These capital increases occurred during 2003 and through 2004; during this period we invested an additional U.S.$41.3 million in ETECSA (through capitalization of dividends paid by ETECSA) and following these capital increases and the mergers we now own 27%. The other shareholders in the company include the Cuban government which controls 51% of the company and four other Cuban shareholders.

     In addition to our shareholding in ETECSA Telecom Italia International is a party to a shareholders’ agreement pursuant to which it has the right to designate certain senior executive officers and a majority of the board of directors of ETECSA on alternate years. In addition to these governance arrangements we entered into agreements to provide certain technical assistance to ETECSA with respect to its fixed line and wireless services. In return for these services we receive annual fees of U.S.$ 900,000 (for fixed line technical assistance) and €950,000 (for mobile technical assistance) under each agreement respectively and certain other fees for specific services provided (€ 1.518,000 in 2005). The level of the fees earned over the last two years is set forth in Note 39.d)—Other Information—Related Party Transactions to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. The technical agreement with respect to fixed line services expires at the end of 2006 and the technical agreement with respect to wireless services expires at the end of 2009.

As we own only 27% of ETECSA we account for its results under the equity method. For further details see Note 9—Other Non-Current Assets to Notes to our 2005 Consolidated Financial Statements included elsewhere herein. We do not believe that our arrangements with, and investments in, Cuba are material to the group as a whole.

B